umicore

RECEIVED

2007 SEP 25 A 5:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA


07026888

For the attention of Mr Paul M. Dudek

LegalCorp
Brussels, September 18, 2007

Dear Sir,

SUPPL

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The press release, dated June 28, 2007, entitled "Umicore and Hydro Embark on solar-grade silicon venture";
- The press release, dated August 9, 2007, entitled "Umicore acquires the automotive catalyst business of Delphi";
- The press release, dated August 16, 2007, entitled "Umicore to invest more than € 40 million in South America";
- The press release, dated August 16, 2007, entitled "Approval obtained for the acquisition of Delphi Catalyst";
- The press release, dated August 23, 2007, entitled "Half year results 2007";
- The Nyrstar press release, dated September 3, 2007, entitled "Nyrstar completes transfer of zinc and lead smelting assets from Umicore and Zinifex";
- The press release, dated September 3, 2007, entitled "Umicore completes transfer of zinc smelting and alloying business to Nyrstar – World's largest zinc producer is born".

Yours sincerely,

Umicore



A. Palmers
Legal Counsel

PROCESSED

SEP 2 6 2007

THOMSON
FINANCIAL



A. Godefroid
Executive Vice-President
Legal & EHS



Encl.

Umicore
Naamloze vennootschap - Société Anonyme
Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 73 42
Fax +32 2 227 79 13
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

HYDRO

umicore

Press-release

28 June 2007

Umicore and Hydro embark on solar-grade silicon venture

Umicore and Hydro have decided to join forces in the production of solar-grade silicon used in the production of solar cells. The new company will be named HyCore and will have its headquarters in Porsgrunn, Norway.

HyCore's first step will be to construct a pilot plant at Hydro's industrial park at Herøya in Porsgrunn. The pilot plant, which will be completed in 2008, will have an annual capacity of around 20 tonnes of solar-grade silicon. A budget of € 26 million is foreseen for this phase. Provided the pilot programme proves successful, the intention is to construct a larger facility, also in Herøya, with the capacity to produce industrial scale volumes by 2010.

"The demand for high purity silicon has increased significantly in recent years and we expect the market to continue to grow in the years to come. Consequently we have great expectations regarding our investment", said Einar Glomnes, who is Head of Solar in Hydro.

Metallurgical silicon is found in abundance, but the demand for solar-grade purity has risen substantially, in line with the growth of the photovoltaics industry. Economical limitations of the traditional conversion technology have led to a shortage of solar-grade silicon, which has spurred the development of new technologies.

HyCore will utilize proprietary technology that Hydro and Umicore have developed for the conversion of metallurgical silicon to solar-grade silicon. The chosen technology approach is significantly more energy-efficient compared to the traditional processes and allows for a closed-loop approach whereby all major process consumables are re-used. Several patent applications have been filed by the partners.

"Hydro and Umicore complement each other regarding technological know-how in material science, industrial processes and technology development. The way we work is also very similar. We really look forward to a mutually rewarding partnership with Hydro", said Marc Van Sande, Umicore's Chief Technology Officer.

Umicore and Hydro started their joint technical development cooperation approximately 15 months ago. The two companies will own 51 and 49 percent of HyCore respectively, while Umicore will also be compensated for previously incurred research and development costs through a royalty and up-front payment of € 2.5 million. Paul Mijlemans, formerly the head of Umicore's semiconductor wafer business for space photovoltaics, will be responsible for the management of the new company.

This joint venture is Hydro's third initiative within solar energy since November 2006 when it invested in the solar energy company, Norsun. Norsun will open a factory producing monocrystalline silicon wafers in Årdal, Norway. Hydro has also invested in the US company Ascent Solar, which is developing flexible, thin-film solar modules based on efficient roll-to-roll processing.

Umicore focuses increasingly on clean technologies and in particular on the development and production of materials and solutions in the areas of emission control, energy storage and innovative energy generation. It also is a world leader in the recycling of metals. This initiative fits in its current photovoltaics product portfolio, which already includes non-silicon-based materials for high-efficiency solar cells and thin-film applications.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

HYDRO

umicore

For more information

Umicore investor relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com
Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Umicore media relations:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Hydro media relations:

Mr. Lars NERMOEN – +47 22 53 81 00 – +47 902 40 153 – lars.nermoen@hydro.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.8 billion (€ 1.9 billion, excluding metal) in 2006 and currently employs some 17,000 people.

Hydro profile

Hydro is a world-leading supplier of energy and aluminium, with 33,000 employees in nearly 40 countries. The company is a leading offshore producer of oil and gas, based on a strong position in the development of the Norwegian petroleum industry during the past 40 years, and a pioneer in renewable energy. Hydro is also the third-largest integrated aluminium supplier in the world.

umicore

Press-release 9 August 2007

Umicore acquires the automotive catalyst business of Delphi

Umicore announced today that it was declared the winning bidder in the auction for the automotive catalyst business of Delphi Corporation. The transaction is subject to bankruptcy court approval at a hearing scheduled for 16 August, with the acquisition anticipated to be completed by the end of September. Regulatory clearance for the transaction has already been received.

Umicore agreed to a revised purchase price for the business of USD 75 million, an increase of USD 19.4 million over its original offer of USD 55.6 million. Aside from the purchase price all other terms and conditions of the original offer remained unchanged.

As part of the transaction, Umicore will acquire manufacturing and research facilities in Tulsa (Oklahoma, USA), Florange (France) and Port Elizabeth (South Africa). Umicore will also acquire working capital of approximately USD 80 million, a complete customer book and intellectual property portfolio (more than 70 patents), as well as business activities and certain assets in China, Australia, Mexico and India. Existing test programs will continue to run in Bascharage (Luxemburg) and Flint (Michigan, US) under service agreements.

Based on a detailed integration plan which Umicore developed in recent weeks and reflecting the projected results of Delphi Catalyst and integration costs, the acquisition is expected to be slightly earnings dilutive to Umicore in the last quarter of 2007. It is anticipated that the acquisition will be earnings accretive in 2008 and generate earnings above the cost of capital thereafter.

Bear Stearns acted as financial adviser to Umicore for this transaction and Goodwin Procter LLP as legal adviser.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.8 billion (€ 1.9 billion excluding metal) in 2006 and currently employs some 17,000 people.

umicore

Press-release

16 August 2007

Umicore to invest more than €40 million in South America

Umicore has decided to invest more than €40 million in the construction of a new industrial facility in Americana, Brazil. The facility will house activities that are currently located at the company's site in Guarulhos[1] and will offer these activities improved possibilities for further growth in the coming years.

The Guarulhos site is more than 40 years old and no longer offers the possibility to expand the existing businesses or to add new activities. Also, over the years, the site has gradually been surrounded by residential areas and Umicore believes that it is more suitable for the activities to be situated in a dedicated industrial site.

The Guarulhos operations will be moved to the site of Umicore's Automotive Catalyst operations in Americana, some 150 km to the north. New facilities will be built at the site incorporating state-of-the-art production and environmental technologies. The installations will also have ample space into which to grow in the future. The workforce in Guarulhos has been offered the possibility of moving to the new facilities and those that choose to make the move will be provided with financial and other assistance. The Guarulhos site will be cleaned of any historical pollution and sold.

The total investment amount is expected to be somewhat more than €40 million. It is anticipated that the move will be completed by July 2009.

This investment in Brazil follows a similar decision to move the Catalyst Technologies activities in Buenos Aires (Argentina) to a new plant outside the city by early 2008. The new facility will involve an investment of some €4 million.

Umicore's South American operations have been growing strongly in recent years. These investments underscore the company's commitment to developing a platform for the further growth of its activities in the region.

[1] These are Technical Materials, Jewellery and Electroplating, Catalysts Technologies, Precious Metals Refining and Cobalt and Specialty Materials activities

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.8 billion (€ 1.9 billion excluding metal) in 2006 and currently employs some 17,000 people.

umicore

Press-release 16 August 2007

Approval obtained for the acquisition of Delphi Catalyst

Delphi Corp today confirmed that it has obtained the approval of the bankruptcy court in the United States to sell its automotive catalyst activities to Umicore for USD 75 million. The acquisition will now move towards closing, which is anticipated for the end of September. All regulatory approvals have already been obtained. The focus in the coming months will be on completing a swift and effective integration of the acquired activities within Umicore's Automotive Catalysts business.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.8 billion (€ 1.9 billion excluding metal) in 2006 and currently employs some 17,000 people.

Press-release, 23 August 2007



umicore

HALF YEAR RESULTS 2007

Highlights

Excellent results were driven by strong performance in all business segments:

- Revenues of € 965.2 million (up by 14.3%)
- EBITDA of € 293.3 million (up by 18.5%)
- Recurring EBIT of € 199.0 million (up by 17.1%)
- Net recurring profit (Group share, continued operations) of € 120.5 million
- ROCE at 22.2%

Important strategic moves:

- Acquisitions of Delphi Catalysts, Barat Carbide (Element Six Abrasives), Ames Electro-Materials, Corn. Van Loocke and HyCore joint venture set up with Hydro;
- Investment drive in South America to extend growth capabilities in the region.

Nyrstar on track

- Zinc Alloys operations classified as 'discontinued operations';
- Net contribution of discontinued operations of € 38.8 million (recurring EBIT of € 39.2 million (no longer part of Umicore Group recurring EBIT)).

Non-recurring results boosted by sale of financial assets (shares in Cumerio and Nymex).

Decision to buy back € 150 million worth of own shares in the coming months.

Outlook

Taking into account first half performance and current market trends, Umicore expects full year recurring EBIT for continued operations (i.e. excluding the Zinc Alloys and Padaeng business) to be in the range of € 345 million to € 365 million.

This compares with 2006 recurring EBIT of € 329.4 million and previous range of € 330 million to € 350 million.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

Key figures (in million €)	H1 2006	H2 2006	H1 2007
Turnover	4,278.4	3,927.3	4,179.6
Revenues (excluding metal)	844.1	841.2	965.2
Recurring EBIT	170.0	159.2	199.0
of which associates	18.3	19.9	11.8
Non-recurring EBIT	4.3	(13.6)	19.4
IAS 39 effect	(8.7)	2.4	13.5
Total EBIT	165.5	148.0	231.9
Recurring EBIT margin	18.0%	16.6%	19.4%
Result from discontinued operations	(10.0)	(9.4)	38.8
Net recurring consolidated profit, Group share, without discontinued operations	119.2	99.0	120.5
Net consolidated profit, Group share, with discontinued operations	108.1	87.7	191.1
EBITDA	247.6	223.3	293.3
Capital expenditure	49.8	58.4	69.6
Cash flow before financing	(226.3)	13.0	104.2
Consolidated net financial debt, end of period	762.8	773.1	617.3
Net debt / (net debt + equity), end of period	44.6%	43.9%	31.7%
Capital employed, end of period	1,761.0	1,752.4	1,826.3
Capital employed, average	1,671.7	1,756.7	1,789.4
Return on Capital Employed (ROCE)	20.3%	18.1%	22.2%
Total shares outstanding, end of period	25,986,650	26,010,025	26,107,275
Average number of shares, basic EPS	25,199,024	25,273,277	25,282,758
Average number of shares, fully diluted EPS	25,681,856	25,729,299	25,667,442
EPS excluding discontinued operations (€ / share)			
EPS, basic	4.69	3.84	6.03
EPS, diluted	4.60	3.78	5.94
EPS adjusted, basic	4.73	3.92	4.77
EPS adjusted, diluted	4.64	3.85	4.69
EPS including discontinued operations (€ / share)			
EPS, basic	4.29	3.47	7.56
EPS, diluted	4.21	3.41	7.45
Workforce, end of period	13,650	13,932	14,243
of which associates	4,578	4,879	5,068

Figures in 2006 have been restated for discontinued operations, except for 'Cash flow before financing ', 'Consolidated net financial debt, end of period' and 'Net debt / (net debt + equity), end of period'.

The financial and tax result were not restated for discontinued operations in the first half of 2006. This affects 'Net recurring consolidated profit, Group share, without discontinued operations' and 'EPS excluding discontinued operations (€ / share)'.

Contribution to recurring EBIT (in million €)	H1 2006	H2 2006	H1 2007
Advanced Materials	24.4	28.5	29.5
Precious Metals Products & Catalysts	71.7	67.3	96.3
Precious Metals Services	62.2	69.1	66.0
Zinc Specialties	36.8	14.1	29.2
Corporate	(25.0)	(19.6)	(22.0)
Total	170.0	159.2	199.0
of which associates	18.3	19.9	11.8


Revenues (excluding metal)
ZS
15%
AM
16%
PMS
18%
PMP&C
51%


EBIT, recurring
ZS
13%
AM
13%
PMS
30%
PMP&C
44%


Capital employed, average
ZS
21%
AM
21%
PMS
15%
PMP&C
43%


EBIT, recurring
consolidated
associates
ROCE
300
250
200
150
100
50
0
14.3%
13.0%
20.3%
18.1%
22.2%
121.7
111.4
170.0
159.2
199.0
H1 2005
H2 2005
H1 2006
H2 2006
H1 2007

AM = Advanced Materials, PMP&C = Precious Metals Products & Catalysts, PMS = Precious Metals Services, ZS = Zinc Specialties, Corporate and discontinued operations are not included in the pie charts

ADVANCED MATERIALS

Key figures (in million €)	H1 2006	H2 2006	H1 2007
Turnover	265.3	341.1	380.3
Revenues (excluding metal)	143.7	143.5	150.6
Recurring EBIT	24.4	28.5	29.5
of which associates	8.6	13.7	8.9
Recurring EBIT margin	10.9%	10.4%	13.7%
EBITDA	36.4	40.7	41.7
Capital expenditure	7.4	8.3	9.9
Capital employed, average	373.8	387.9	371.3
Return on Capital Employed (ROCE)	13.0%	14.7%	15.9%
Workforce, end of period	5,328	5,515	5,569
of which associates	3,908	4,139	4,315

Cobalt & Specialty Materials

In **Rechargeable Battery Materials** sales of lithium cobaltite continued to grow strongly year-on-year although the continued high level of the cobalt price led to somewhat reduced premiums. The joint venture activity in China increased its deliveries of nickel-based materials and secured new business in the Chinese market. Umicore has created a new joint-venture within its current JCU partnership in Jiangmen, China. This joint-venture will focus on the production of precursors for Umicore's Cellcore products, containing nickel, manganese and cobalt.

In **Tool Materials** there was an upturn in market conditions. Underlying demand for cemented carbide and diamond tools remained strong and the pricing pressure seen in recent periods eased somewhat. Demand for low-cobalt-containing Cobalite® increased, driven by the higher cobalt price and successful expansion of the product range.

The **Ceramics & Chemicals** activities were driven by the continued strong performance of the catalyst and recycling activities in the US and the European plating activities. The business is looking to expand its recycling offering by recycling customers' nickel plating baths. Deliveries of pigment-related products in Europe were weaker during the period as a result of continued cheap imports from China.

Umicore has reached an agreement to acquire the business of Corn. Van Loocke, a specialty chemicals producer based in Brugge, Belgium. The acquisition is still subject to necessary regulatory approvals. The deal will make Umicore an important European supplier of organic cobalt and other metal compounds to the tyre, catalyst and coatings industries. Umicore has the intention to broaden the scope of the acquired business and to grow its international marketing presence. It will be integrated in Cobalt & Specialty Materials and it is anticipated that it will be accretive immediately after closing, which is expected on 1 October 2007. Corn. Van Loocke generated a turnover of € 24 million in 2006 and currently employs 64 people.

The margins in the **Cobalt Refining** and recycling activities improved as a result of the higher cobalt price.

Electro-Optic Materials

Deliveries of **Substrates** continued to grow and were well above the levels of the previous year. The main driver has been increased demand in space applications – still the main consumer of

germanium substrates. Sales for LEDs and terrestrial photovoltaic applications also grew strongly, albeit from a comparatively smaller base.

Deliveries of germanium blanks in the **Optics** business were slightly up year-on-year. Sales of GASIR® -based optical assemblies for both driver vision enhancement and non-automotive applications were at slightly higher levels year-on-year. Sales of germanium chemicals for fibre optic applications were somewhat higher. Premiums in most product areas were negatively affected by the weakening of the US dollar against the Euro.

The recycling operations benefited from the increase of the germanium price during the period.

Element Six Abrasives

Element Six Abrasives, the joint-venture with De Beers in which Umicore holds a 40.22% stake, delivered a strong growth in revenues. However, the net contribution to Umicore was somewhat reduced as a result of currency translation effects.

Diamond grit sales grew in line with increased market demand. Sales of materials for wood- and metal-working cutting tools grew strongly, with demand particularly strong in the German market. Growth possibilities for this activity are strong as diamond-type materials are gradually substituting carbide and enabling new types of machining. The performance of oil and gas drilling products was affected by customer de-stocking. This was the result of the combination of increased purchases at the end of 2006 coupled with the slower growth in oil and gas drilling activity at the beginning of the year mainly due to reduced activity in Canada.

The company is in the process of completing the acquisition of Barat Carbide – a leader in the development and manufacturing of tungsten carbide wear solutions for soft rock tools in mining, construction and road grading as well as wear parts for oil & gas, chemical and other industries. This will add complementary material competence and marketing channels to the existing business of Element Six Abrasives. It is anticipated that the deal will be completed in the third quarter, subject to regulatory approval.

PRECIOUS METALS PRODUCTS & CATALYSTS

Key figures (in million €)	**H1 2006**	**H2 2006**	**H1 2007**
Turnover	1,248.0	1,254.1	1,459.7
Revenues (excluding metal)	426.7	410.9	489.7
Recurring EBIT	71.7	67.3	96.3
of which associates	4.4	4.7	1.0
Recurring EBIT margin	15.8%	15.2%	19.5%
EBITDA	94.6	86.5	115.2
Capital expenditure	18.2	14.5	12.7
Capital employed, average	689.3	700.9	728.8
Return on Capital Employed (ROCE)	20.8%	19.2%	26.4%
Workforce, end of period	3,935	4,022	4,020
of which associates	231	263	238

Automotive Catalysts

Car sales on the North-American market remained sluggish. Umicore's catalyst sales in the region, however, benefited from an inventory build-up for certain platforms. Due to the phasing out of certain platforms, Umicore's North American operations should see a temporary reduction in volumes starting in the second half of 2007. Recently awarded business, however, should lift sales volumes above current levels from mid-2009.

European car production increased by 4%, driven by export sales. Umicore's business performed very well and benefited from increasing sales of diesel particulate filters (DPFs) and NO_x storage systems for lean burn engines.

The Asian market continued to develop positively with sustained high growth levels in China and strong sales in South Korea. Construction has started on the third production line in Umicore's plant in Suzhou, China, and it is anticipated that the new capacity will become operational by mid-2008. Umicore's performance in South-America was in line with prior year.

On 9 August Umicore was declared the winning bidder in the auction for the automotive catalyst business of Delphi Corp. Umicore acquired the business for USD 75 million. The deal was ratified by the bankruptcy court on 16 August. Umicore Automotive Catalysts is now working towards a swift and effective integration of the acquired activities. Based on the integration plan and reflecting the projected results of the acquired business the acquisition is expected to be slightly earnings dilutive to Umicore in the last quarter of 2007. It is anticipated that the acquisition will be earnings accretive in 2008 and generate earnings above the cost of capital thereafter.

In heavy duty diesel, Umicore continues to position itself for the sourcing decisions that are to be made by the world's major engine producers. The business is building up its global testing and production capabilities in this area.

The results of the activities contain the reversal of a provision for a doubtful receivable recorded in 2005. This had a positive impact of € 4 million at EBIT level.

Catalyst Technologies

Precious Metals Chemistry recorded an improved performance as the introduction of newly developed products started to bear fruit. Umicore has decided to relocate its plant in Guarulhos (Brazil) to a dedicated facility next to the company's site in Americana, some 150km north of Sao Paolo. Similarly, the site in Buenos Aires, Argentina, is to move to a new facility outside the city. The moves are expected to be completed by early 2009 and 2008 respectively. The relocation of these businesses will support further growth in the coming years.

In **Heterogeneous Catalysts** the development of catalytic compounds for fuel cell applications continues, but markets for these products are still in an early phase.

SolviCore, Umicore's joint venture with Solvay, intensified its collaboration on promising fuel cell developments with the major automotive players as a dedicated MEA (Membrane Electrode Assembly) developer and producer.

Following the transfer of the refining activities to Precious Metals Services the business unit is now purely focused on the development and production of complex metal-containing compounds. The introduction of new products in all business activities is being facilitated by the extensive closed loop services offered by Umicore.

Technical Materials

The **Contact Materials** activities continued to grow, particularly in Europe and South-America. Sales in the US were somewhat slower as a result of a less buoyant housing market. The integration of Ames Electro Materials is ongoing. This process includes consolidating Umicore's Contact Materials operations in the US and should be finalised by the end of the year.

Sales volumes at **BrazeTec** grew substantially, especially in brazing alloy pastes. Recently developed special application systems and pastes have been well accepted by customers supplying the automotive industry. These allow the mechanical parts of cooling systems to be pre-coated prior to assembly. Germany and Italy were particularly strong markets, although margins were somewhat lower.

Platinum Engineered Materials continued to perform strongly. Sales volumes increased with deliveries being made to new plants being commissioned by key customers for the manufacture of LCD glass. The first commercial installation of a new catalyst for the abatement of N_2O (nitrous oxide), a greenhouse gas emitted as a by-product of the fertilizer industry, showed results which outperform all other comparable systems.

In **Electronic Packaging Materials** the strong performance in hermetic sealing materials for vacuum switches, was offset by a slowdown in demand for soft solder products. Duksan, in which Umicore has a stake, is performing well.

Jewellery & Electroplating

In **Jewellery & Industrial Metals** sales of jewellery materials increased on the back of stronger demand from the large branded watch and jewellery manufacturers in southern Europe. The business was also able to make further progress in penetrating new markets elsewhere in Europe with its gold and platinum materials. Sales of industrial metals grew well, particularly as a result of strong demand for customized silver parts used in the chemicals industry. Further growth was seen in revenues from the gold and silver recycling activities.

In **Electroplating** the business benefited from the balance of its decorative and industrial materials portfolio. Sales of rhodium-based electrolytes for decorative applications recovered towards the end of the period, aided by a slight easing of the rhodium price. Sales of platinum materials used in printed circuit boards and chemical processing were well up and the business is investing in expanding its global capacity to keep pace with demand.

Thin Film Products

In **Optics and Wear Protection**, sales in all optics-related product areas were up and the activities continued to feel the benefits of the integration of the new Chinese operations. Sales of Wear protection materials were largely in line with previous year.

In **Electronics and Data Storage**, sales to the electronics sector were well up while sales of materials for data storage applications were lower

year-on-year. The data storage market continued to contract in the face of competition from alternative storage technologies.

In **Displays** sales of ITO targets were flat year-on-year but recovered well from the second half of 2006. The business is currently qualifying new rotatable cylindrical ITO targets with customers.

PRECIOUS METALS SERVICES

Key figures (in million €)	H1 2006	H2 2006	H1 2007
Turnover	2,297.5	1,708.2	1,745.7
Revenues (excluding metal)	166.6	158.4	177.2
Recurring EBIT	62.2	69.1	66.0
Recurring EBIT margin	37.3%	43.6%	37.2%
EBITDA	77.3	85.1	86.7
Capital expenditure	9.8	11.1	23.7
Capital employed, average	277.7	274.7	264.8
Return on Capital Employed (ROCE)	44.8%	50.3%	49.8%
Workforce, end of period	1,294	1,314	1,430

Precious Metals Refining

The business performed in line with the outstanding results in the second half of 2006, and outperformed the first half of 2006.

Supply conditions remained very favourable. The intake of end-of-life materials such as automotive catalysts continued to increase. Commercial terms for the recycling of electronic-scrap improved further as the availability of materials covered by WEEE legislation in Europe increased. Overall processed volumes at the Hoboken facility were lower as a result of the maintenance shutdown of the smelter in the first quarter. However, the business was more than able to compensate for this effect by optimizing its feed in favour of higher value materials. The next maintenance shutdown for the smelter is planned for the second half of 2008.

The business continued to benefit from the high level of precious and specialty metal prices, which on average were even higher than in the corresponding period in 2006. The average rhodium price was higher year-on-year, mainly as a result of demand for the metal in automotive catalysts. Nickel prices benefited from increased demand for stainless steel, particularly in China. Demand for several other specialty metals increased due to their use in new applications. The ability of the business to recover a high number of metals has the effect of spreading its sensitivity to metal price fluctuations. However, at a time when most metals prices are at very high levels the business is able to generate particularly strong returns.

Umicore is a founding partner in the United Nations Solving the E-Waste Problem (StEP) initiative. StEP's primary goal is to find solutions to tackle the global issue of increasing volumes of electronic scrap and to do so in an environmentally sound manner. Umicore participates in a number of StEP projects, one of which aims to create a new e-scrap recycling model in China which will render so-called "back-yard" recycling obsolete. This initiative also aims to increase resource recovery rates and environmental performance.

The incorporation of the refining activities that were previously part of Precious Metals Chemistry has been completed.

Capital expenditures increased due to the investments in the new pre-concentration plant. This project remains on-schedule for start-up in mid 2008.

Precious Metals Management

The operations continued to register above average results, although the volatility of precious metal prices was lower compared to the equivalent

period in 2006, thereby creating fewer trading opportunities.

Sales and leases of physical metal increased year-on-year as industrial consumers and individual investors became more comfortable with the higher metal prices. Sales of metal ingots were level with previous year although more small bars were sold, reflecting increased interest from retail investors.

ZINC SPECIALTIES

Key figures (in million €)	H1 2006	H2 2006	H1 2007
Turnover	398.6	584.3	548.9
Revenues (excluding metal)	106.8	128.8	147.8
Recurring EBIT	36.8	14.1	29.2
of which associates	5.2	1.6	1.8
Recurring EBIT margin	29.6%	9.7%	18.5%
EBITDA	43.6	22.9	39.8
Capital expenditure	9.8	15.4	11.9
Capital employed, average	236.1	323.1	367.8
Return on Capital Employed (ROCE)	31.2%	8.7%	15.9%
Workforce, end of period	1,898	2,027	2,178
of which associates	439	477	515

In the context of the recent approval by Zinifex shareholders for the proposed Nyrstar joint venture, the activities that will be contributed to the venture are reported henceforth as 'discontinued operations'. The discussion of the performance of these activities follows on page 14, while this section focuses on the activities remaining in Zinc Specialties: Zinc Chemicals, Building Products and Zinc Battery Materials.

Zinc Chemicals

Despite the shortages of secondary raw materials in the market, Umicore was able to avoid any disruption to production. Premiums were significantly higher in most product categories compared to the previous year.

Sales volumes of fine zinc powders increased strongly year-on-year, driven primarily by increased demand for paint-grade material in the European and Asian markets. The rapid increase in the construction rates of wind turbines has been a factor in the growth in European demand. In Asia the demand from the shipping and seaborne container sector drove the year-on-year growth, although the market softened somewhat towards the end of the second quarter. Zinc oxide sales volumes were lower year-on-year due to reduced demand from the ceramics and animal feed industries. This situation was offset to some extent by increased deliveries in the Asian market where Umicore is well positioned to benefit from strong growth in demand.

In terms of new product development, a new alloyed zinc powder was approved by a major industrial customer during the period and it is anticipated that deliveries of the material will commence in the second half. The material offers superior corrosion protection in specific niche applications.

Building Products

Overall sales volumes of zinc building products were lower in Europe – the main market for the business unit. There was a reduction in the number of new-build developments while the number of renovation projects remained stable. Deliveries were impacted negatively by the high levels of inventory available in the market, which were built up during the significant raw material price increases of 2006. Inventory levels at customers and distributors are returning to more normal levels. An equipment upgrade at the Auby rolling mill was completed during the period. The newer, non-European markets also slowed down but some promising projects are in development. Premiums

stabilized at higher levels, thereby partially offsetting the effect of lower volumes.

Sales of high-end products including pre-weathered and coloured materials, such as QUARTZ-ZINC®, ANTHRA-ZINC® and PIGMENTO®, continued to grow.

Zinc Battery Materials

Sales volumes were level year-on-year with a better second quarter. Premiums increased in line with the increased sales of more advanced, high-performance powders. Overseas deliveries from the Chinese operations were negatively impacted by the new export regulations. These regulations have also placed increased pressure on the Chinese domestic market.

CORPORATE

Key figures (in million €)	H1 2006	H2 2006	H1 2007
Recurring EBIT	(25.0)	(19.6)	(22.0)
EBITDA	(4.3)	(11.9)	9.9
Capital expenditure	4.4	9.2	11.3
Capital employed, average	94.7	70.3	56.6
Workforce, end of period	1,195	1,054	1,046

Total reported corporate costs were lower, largely due to the allocation of the Fuel Cell activities to the Precious Metals Products and Catalysts business segment.

Research & Development

R&D expenditure increased, reaching € 62.6 million, or 5.7% of revenues, excluding discontinued operations. Umicore also continues hiring people for its Group and business unit R&D teams, reflected in the expanding combined headcount. The number of patent applications and awards has increased significantly.

The recent joint-venture with Hydro for the development and production of solar-grade silicon marked another step in Umicore's investments towards clean technologies. The joint-venture, named HyCore, will construct a pilot plant of around 20 tonnes capacity in Porsgrunn, Norway, to be completed in 2008. Provided the pilot plant programme proves successful, the intention is to construct an industrial-scale facility. Other photovoltaic developments are showing promise with the introduction of rotatable targets for thin film solar cells and increasing demand for germanium substrates by terrestrial concentrator cell producers.

Environment, Society & Governance

The programmes underway to remediate historical pollution progressed well. The work to remediate the near surroundings of the Balen and Overpelt sites has been completed while the clean-up of the Moretusburg neighbourhood next to the Hoboken site is set for completion by the end of the year. Work around the Olen site commenced during the first half. In Viviez, the accelerated remediation work has been completed at Laubarède.

In terms of occupational health and safety the accident frequency rate was 6.05, which was an improvement on the 2006 level of 7.20 but still above Umicore's target level of 4.00. Work is underway to analyse the cause of the two-year plateau in performance and to implement improvement plans. The accident severity rate of 0.18 was above the improvement objective of 0.15 but below the levels of 2006.

In June Umicore was awarded the berufundfamilie work and family audit certificate in Germany in recognition of the efforts of the Hanau and Rheinfelden sites in implementing work practices that encourage work-family balance. In May, Umicore launched its fourth world-wide Employee Survey, results from which will be reported in the 2007 Report to Shareholders and Society.

At the Annual General Meeting in April, shareholders confirmed the appointment of a new director, Mr. Shohei Naito.

DISCONTINUED OPERATIONS

Key figures (in million €)	H1 2007
Turnover	798.7
of which to continued operations	303.0
Revenues (excluding metal)	160.1
Recurring EBIT	39.2
of which associates	6.3
Non-recurring EBIT	(2.0)
IAS 39 effect	21.2
Total EBIT	58.4
Recurring EBIT margin	20.6%
Net financial cost	(5.9)
Income taxes	(13.7)
Profit (loss) of the period	38.8
of which Group share	38.1
of which minority share	0.7
EBITDA	52.0
Capital expenditure	14.1
Depreciation & amortization	11.6
Non-cash expenses (income) other than depreciation	(17.0)
Impairment losses (reversal of impairment losses)	(1.0)
Capital employed, average	461.0
Return on Capital Employed (ROCE)	17.0%
Workforce, end of period	2,206
of which associates	1,059

Only the net contribution of discontinued operations is provided in the income statement and the key figures. The above data is supplementary information on the business performance underlying the net results.

In the context of the recent approval by Zinifex shareholders for the proposed Nyrstar joint venture, the activities that will be contributed to the venture are henceforth reported as 'discontinued operations'. This encompasses the Zinc Alloys operations and 24.9% of Padaeng Industry. The remaining 22% stake in Padaeng has also been classified as discontinued although it is not currently within the scope of the elements to be contributed to Nyrstar.

Zinc Alloys

The operations at Auby and Balen produced 194,775 tonnes of zinc cathodes and benefited from a higher received zinc price.

Sales of die-casting alloys were down by 7% with lower orders for Zamak® in the European market. This was more than compensated for by high levels of premiums which were consistently double the levels seen in the same period in 2006.

Sales of specialty galvanizing alloys were down by 2% but significantly higher premiums more than compensated for this slight volume reduction. Activity levels at Galva 45 in France were high throughout the period. Umicore increased its stake in this subsidiary from 55% to 66%.

Padaeng

Results in Padaeng (in which Umicore holds a 46.9% stake) were somewhat weaker year-on-year. The domestic sales volumes remained depressed, in line with the Thai construction and agricultural sectors. This impacted overall premiums as the excess production volumes are exported at a lower premium. Domestic premiums were also lower as the import duty advantage is being phased out. The company results were also affected by a higher hedged coverage of its zinc price exposure in the first half compared to the second semester. Consequently the company is likely to derive more benefit from a high zinc price in the second half.

Progress is being made for the renewal of the Mae-Sot mining license, but it remains a complex process. Concentrate raw materials inventories have been built up as a contingency, should there be delay in the licence renewal.

24.9% of Padaeng will be transferred to the Nyrstar joint-venture. Umicore is exploring ways to transfer its remaining 22% stake in line with Thai law and regulations.

IAS 39 effect on discontinued operations

Changes to energy pricing structures in France have led to a reversal of previous negative impacts linked to the accounting treatment of an embedded derivative. The reversal had a positive, non-cash impact at EBIT level of € 21.8 million.

Other zinc-price related IAS 39 effects amounted to € -0.7 million at EBIT level and € 0.3 million on financial results.

FINANCIAL HIGHLIGHTS

Non-recurring items

Non-recurring EBIT was € 19.4 million. The main positive elements were at corporate level where capital gains were registered from the sale of financial assets: a € 15.9 million gain was realised from the sale of Cumerio shares and € 10.8 million from the sale of NYMEX shares (these shares were created as a result of the transfer of previously held NYMEX trading seats into shares in 2006).

Income of € 2.0 million was generated from additional gold-price-related settlements linked to the sale of the gold mining concession in Guinea by Umicore in 1992. This total comprises the changes in the estimated present value of potential income from this source (an embedded derivative under IFRS rules) for € -3.3 million and actual recognized income for € 5.3 million.

Impairments and provisions for relocation and rehabilitation liabilities were booked: € -5.4 million for the planned closure of the Guarulhos plant in Brazil and € -1.6 million for the consolidation of the Technical Materials operations in the US.

Other non recurring items totalled € -2.3 million.

IAS 39 effect on EBIT

IAS 39 had a positive effect on EBIT of € 13.5 million. The impact concerns timing differences in revenue recognition that relate primarily to transactional metal hedges. All IAS 39 impacts are non-cash in nature.

Financial results & taxation

Net financial charges totalled € 21.8 million. Net interest charges totalled € 14.8 million, in line with previous year. Other charges were mainly related to the discounting applied to provisions (€ 2.2 million and of a non-cash nature), and € 4.8 million in other financial charges, including exchange rate losses.

The tax charge for the period amounted to € 50.8 million. The recurring tax charge for the period was € 50.0 million, corresponding to an overall effective tax rate of 30.2% on recurring pre-tax consolidated income. The deferred tax income related to the individual line items of the non-recurring results amounted to € 3.2 million, while a tax charge of € 4.0 million related to the IAS 39 effect.

Cash flows and debt

Operating cash flow after tax was € 168.3 million. Working capital requirements increased by some € 49 million. This increase was driven by the general increase in turnover and also by the effect of higher precious metals prices on inventories in Precious Metals Products and Catalysts and higher levels of receivables in Zinc Specialties.

Capital expenditures reached € 69.6 million. This was some 40% higher than the equivalent period in 2006. The major increase took place in Precious Metals Services due to the investment in the pre-concentration project.

At 30 June Umicore's net financial debt stood at € 617.3 million. This represented a gearing ratio (debt / debt+equity) of 31.6%.

Shares

During the first half of 2007, 97,250 new shares were created related to the exercise of stock options with linked subscription rights. During the period Umicore bought back 150,000 of its own shares and used 78,685 of its treasury shares in the context of the exercise of stock options. On 30 June 2007 Umicore owned 720,417 of its own shares (2.76% of the total).

In order to optimize its capital structure, Umicore has decided to buy back €150 million worth of its own shares in the coming months.

2007 Outlook

Taking into account the first half performance and current market trends, Umicore expects full year recurring EBIT for continued operations to be in the range of € 345 million to € 365 million. For continued operations, this compares with 2006 recurring EBIT of € 329.4 million and previous guidance of € 330 million to € 350 million. This is the previous range of € 410 million to € 440 million for all operations less the previous range for Zinc

Alloys and Padaeng of € 80 million to € 90 million, which are now classified as discontinued.

Forward looking statements

This document contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

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CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement (in thousand €)	**Notes**	**H1 2006**	**H2 2006**	**H1 2007**
Turnover		4,278,401	3,927,312	4,179,603
Other operating income		23,109	78,807	43,859
Operating income		4,301,510	4,006,119	4,223,462
Raw materials and consumables		(3,647,839)	(3,331,481)	(3,505,703)
Payroll and related benefits		(259,832)	(244,895)	(277,343)
Depreciation and impairments		(63,816)	(67,424)	(57,245)
Other operating expenses		(191,725)	(230,286)	(190,638)
Operating expenses		(4,163,212)	(3,874,086)	(4,030,929)
Income from other financial assets		12,472	(1,354)	26,537
Result from operating activities		150,770	130,679	219,070
Financial income		4,264	7,738	9,053
Financial expenses		(26,380)	(29,016)	(29,613)
Foreign exchange gains and losses		(3,761)	3,495	(1,242)
Share in result of companies accounted for using the equity method		14,778	17,381	12,833
Profit (loss) before income tax		139,671	130,277	210,101
Income taxes		(18,241)	(31,530)	(50,821)
Profit (loss) from continuing operations		121,430	98,747	159,280
Profit (loss) from discontinued operations	11	(9,969)	(9,435)	38,759
Profit (loss) of the period		111,461	89,312	198,039
of which minority share		3,312	1,613	6,928
of which Group share		108,149	87,699	191,111
(in € / share)				
Basic earnings per share from continuing operations		4.69	3.84	6.03
Total basic earnings per share		4.29	3.47	7.56
Diluted earnings per share from continuing operations		4.60	3.78	5.94
Total diluted earnings per share		4.21	3.41	7.45

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Consolidated balance sheet (in thousand €)	Notes	30 June 2006	31 December 2006	30 June 2007
Non-current assets		1,233,623	1,355,207	1,020,899
Intangible assets		114,813	110,734	109,352
Property, plant and equipment		698,138	716,386	594,217
Investments accounted for using the equity method		178,735	211,422	173,489
Available-for-sale financial assets		41,253	48,092	25,962
Loans granted		4,611	2,606	2,644
Trade and other receivables		4,180	6,269	4,525
Deferred tax assets		191,893	259,699	110,712
Current assets		2,401,973	2,420,742	2,362,611
Loans granted		301	37,181	1,202
Inventories		1,041,702	1,152,272	947,845
Trade and other receivables		966,560	1,047,155	959,686
Income tax receivables		14,258	9,189	8,876
Available-for-sale financial assets		47,594	328	6,321
Cash and cash equivalents		331,560	174,617	438,681
Assets of discontinued operations	11	-	-	898,315
Total assets		3,635,596	3,775,949	4,281,825
Equity of the Group	4	949,300	988,142	1,332,704
Group shareholders' equity		908,276	939,037	1,279,015
Share capital and premiums		463,121	463,866	466,579
Retained earnings		739,803	827,503	965,412
Currency translation differences and other reserves		(254,280)	(312,810)	(97,879)
Treasury shares		(40,367)	(39,521)	(55,097)
Minority interest		41,024	49,105	53,689
Currency translation differences and other reserves of discontinued operations	10/11	-	-	(91,704)
Non-current liabilities		900,287	813,614	745,578
Provisions for employee benefits		208,445	215,665	178,476
Financial debt		505,183	400,074	402,207
Trade and other payables		1,758	3,454	4,662
Deferred tax liabilities		42,746	44,246	40,409
Provisions		142,154	150,174	119,824
Current liabilities		1,786,009	1,974,193	1,625,799
Financial debt		641,721	587,793	663,898
Trade and other payables		1,070,532	1,279,896	889,438
Income tax payable		29,442	49,729	42,759
Provisions		44,314	56,775	29,704
Liabilities from discontinued operations	11	-	-	669,448
Total equity & liabilities		3,635,596	3,775,949	4,281,825

Consolidated cashflow statement (in thousand €)	H1 2006	H2 2006	H1 2007
Profit from continuing operations	111,463	89,311	159,280
Adjustments for profit of equity companies	(25,177)	(24,523)	(12,833)
Adjustment for non-cash transactions	89,101	109,038	49,399
Adjustments for items to disclose separately or under investing and financing cash flows	21,177	48,017	33,672
Change in working capital requirement	(312,779)	(102,770)	(49,044)
Cash flow generated from operations	(116,216)	119,073	180,474
Dividend received	8,443	10,230	20,281
Tax paid during the period	(18,363)	(23,313)	(32,451)
Net cash flow generated by (used in) operating activities	(126,135)	105,988	168,304
Acquisition of property, plant and equipment	(56,667)	(76,644)	(66,825)
Acquisition of intangible assets	(829)	(3,473)	(2,555)
Acquisition of new subsidiaries, net of cash acquired	-	(35,714)	(8,775)
Acquisition of / capital increase in associates	-	(2,977)	(535)
Acquisition in additional shareholdings in subsidiaries	-	-	(1,550)
Acquisition of financial assets	(63,372)	49,233	(1,903)
New loans extended	(168)	(37,020)	(11,641)
Sub-total acquisitions	(121,037)	(106,595)	(93,783)
Disposal of property, plant and equipment	4,444	7,048	3,473
Disposal of intangible assets	-	3,409	896
Disposal of subsidiaries, net of cash disposed	8,325	264	12,361
Disposal of / capital decrease in associates	-	985	-
Disposal of financial fixed assets	7,159	10	10,911
Repayment of loans	967	1,847	2,067
Sub-total disposals	20,895	13,564	29,708
Net cash flow generated by (used in) investing activities	(100,142)	(93,031)	(64,075)
Capital increase	6,202	746	2,862
Capital increase (decrease) minority	-	-	-
Own shares	(11,790)	846	(15,576)
Interest received	3,654	3,835	3,100
Interest paid	(22,368)	(17,281)	(19,203)
New loans	726,899	167,885	235,632
Repayment of loans	(277,463)	(239,896)	(140,839)
Dividends paid to Umicore shareholders	(48,537)	-	(51,470)
Dividends paid to minority shareholders	(804)	(3,643)	(1,256)
Net cash flow generated by (used in) financing activities	375,793	(87,508)	13,252
Effect of exchange rate fluctuations on cash held	(3,619)	(821)	601
Net cash flow from continuing operations	145,896	(75,370)	118,082
Impact of change in scope and discontinued operation on opening cash and cash equivalents	-	295	116,819
Net cash and cash equivalents at the beginning of the period	92,122	238,018	162,943
Net cash and cash equivalents at the end of the period	238,018	162,943	397,844
of which cash and cash equivalents	331,560	174,617	438,681
of which bank overdrafts	(93,542)	(11,675)	(40,837)

Consolidated statement of recognized income & expenses (in thousand €)	H1 2006	H2 2006	H1 2007
Changes in available-for-sale financial assets reserves	(886)	17,218	(18,798)
Changes in cash flow hedge reserves	(143,537)	(105,477)	17,000
Changes in post employment benefit reserves	8,556	(8,038)	4,518
Changes in share-based payment reserves	6,025	1,687	5,049
Changes in deferred taxes directly recognized in equity	44,956	41,187	(7,153)
Changes in currency translation differences	(39,158)	(4,863)	(4,118)
Net income (expense) recognized directly in equity of continuing operations	(124,043)	(58,288)	(3,501)
Net income (expense) recognized directly in equity by discontinued operations	-	-	126,011
Profit (loss) of the period	111,463	89,311	198,039
Total recognized income	(12,580)	31,023	320,549
of which Group share	(10,078)	29,171	314,340
of which minority share	(2,502)	1,852	6,210

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1: Basis of preparation

The condensed consolidated interim financial statements for the six months ended 30 June 2007 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.

They do not include all the information required for full annual financial statements and should therefore be read in conjunction with the consolidated financial statements for the year 2006 as published in the 2006 Report to Shareholders and Society.

The condensed consolidated interim financial statements were authorised for issue by the Board of Directors on 22 August 2007.

Note 2: Changes in accounting policies and presentation rules

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those applied in the preparation of the consolidated financial statement for the year ended 31 December 2006.

New standards or interpretations applicable from 1 January 2007 do not have any impact on the condensed consolidated interim financial statements.

In line with IFRS 5 requirements, the net profit of the Umicore Zinc Alloys activities and of Padaeng, after assessment by the Umicore Board of the relevant criteria in the course of June 2007, is reported in the consolidated income statement as 'discontinued operations' for all periods presented (see Note 11). Their impact on the balance sheet, cash flow statement and statement of recognized income and expenses are reported as 'discontinued operations' for the current period only. Unless otherwise stated, all following notes relate to the continued operations.

Note 3: Business combinations

Acquisitions

Umicore has acquired in January 2007 the business of a US based contact materials producer Ames Electro Materials Corp. (AEMC) – a subsidiary of Ames Goldsmith Corp. at Glens Falls, NY. The company has been fully integrated into the Umicore's Technical Materials business unit and operates under the name Umicore Technical Materials North America.

In August 2006, Umicore acquired 80% of the shares of Beijing JuBo Photoelectric Technology Co., a Chinese supplier of optical coating materials. The acquisition of JuBo, was finalized on 15 January 2007 and has been fully integrated in Umicore's Thin Film Products business unit and operates under the name Beijing JuBo Photoelectric Technology Co.

Business combinations (in thousand €)	**30 June 2007**
Non Current Assets	7,783
Current Assets	8,891
Non Current Liabilities	184
Current Liabilities	4,661
Net assets acquired	11,829
Group share in net assets acquired	11,100
Goodwill	1,970
Purchase price	(13,071)
Non-cash consideration	883
Purchase price in cash	(12,188)
Net cash & cash equivalent acquired	3,412
Net cash out for acquistion of subsidiaries	(8,776)

Disposals

In the framework of the discontinuation of the Umicore Zinc Alloys operations, Umicore France has sold Galva 45 and GM Metal (France) for EUR 12 million to Umicore Zinc Alloys France. These transfers have been done at market values and the gain on disposal realised by the selling company has been eliminated.

Note 4: Consolidated statement of changes in equity

Condensed changes in Group shareholder's equity (in thousand €)	**H1 2006**	**H2 2006**	**H1 2007**
Balance at the beginning of the period	1,015,422	949,297	988,142
Result of the period	111,463	89,311	198,040
Net income (expense) recognized directly in equity	(124,043)	(58,288)	(3,503)
Capital increase	6,202	745	2,862
Dividends	(47,958)	(3,645)	(54,299)
Changes in treasury shares	(11,790)	846	(15,577)
Changes in scope	-	9,876	728
Impact of discontinued operations	-	-	217,004
Balance at the end of the period	949,297	988,142	1,332,704

Note 5: Segment information of continued operations

Segment information H1 2006 (in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Un-allocated	Total
Total segment turnover	266.9	1,305.2	2,498.8	398.6	69.0	(260.0)	4,278.4
of which external turnover	265.3	1,248.0	2,297.5	398.6	69.0	-	4,278.4
of which inter-segment turnover	1.6	57.1	201.3	-	-	(260.0)	-
Operating result	12.9	61.4	64.4	28.6	(16.5)	-	150.8
Recurring	15.7	67.3	62.2	31.5	(25.0)	-	151.7
Non-recurring	(4.2)	-	-	-	8.5	-	4.3
IAS 39 effect	1.4	(5.9)	2.2	(2.9)	-	-	(5.2)
Equity method companies	5.2	4.4	-	5.2	-		14.8
Recurring	8.6	4.4	-	5.2	-	-	18.3
IAS 39 effect	(3.5)	-	-	-	-	-	(3.5)
Capital expenditure	7.4	18.2	9.8	9.8	4.4	-	49.7
Depreciation & amortization	12.4	16.2	14.5	6.2	4.8	-	54.1
Non-cash expenses (income) other than	3.7	9.4	(2.2)	2.5	4.9	-	18.3
Impairment losses (reversal of impairment losses)	2.2	3.3	0.5	1.1	2.6	-	9.7

Segment information H2 2006 (in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Un-allocated	Total
Total segment turnover	342.4	1,397.6	1,881.2	584.3	39.6	(317.8)	3,927.3
of which external turnover	341.1	1,254.1	1,708.2	584.3	39.6	-	3,927.3
of which inter-segment turnover	1.3	143.5	173.0	-	-	(317.8)	-
Operating result	10.5	65.6	57.1	9.6	(12.2)	-	130.7
Recurring	14.9	62.6	69.1	12.4	(19.6)	-	139.3
Non-recurring	(1.6)	(0.8)	(12.5)	(0.8)	7.4	-	(8.3)
IAS 39 effect	(2.8)	3.9	0.5	(2.0)	-	-	(0.3)
Equity method companies	15.0	0.8	-	1.5	-	-	17.4
Recurring	13.7	4.7	-	1.5	-	-	19.8
Non-recurring	(1.4)	(3.9)	-	-	-	-	(5.3)
IAS 39 effect	2.8	-	-	-	-	-	2.9
Capital expenditure	8.3	14.5	11.1	15.4	9.2	-	58.4
Depreciation & amortization	12.1	19.2	14.7	3.5	4.3	-	53.8
Non-cash expenses (income) other than	0.1	(3.8)	9.7	6.1	(2.2)	-	9.9
Impairment losses (reversal of impairment losses)	3.0	4.6	3.7	2.1	(1.8)	-	11.6

Segment information H1 2007 (in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Un-allocated	Total
Total segment turnover	384.1	1,508.1	1,949.6	548.9	45.1	(256.3)	4,179.6
of which external turnover	380.3	1,459.7	1,745.7	548.9	45.1	-	4,179.6
of which inter-segment turnover	3.8	48.4	204.0	-		(256.3)	
Operating result	23.2	94.7	65.0	32.3	3.8	-	219.1
Recurring	20.6	95.3	66.0	27.4	(22.0)	-	187.2
Non-recurring	-	(5.0)	(2.0)	-	25.8	-	18.8
IAS 39 effect	2.7	4.4	1.0	4.9	-	-	13.0
Equity method companies	9.4	1.7	-	1.8	-		12.8
Recurring	8.9	1.0	-	1.8	-	-	11.8
Non-recurring	-	0.6	-	-	-	-	0.6
IAS 39 effect	0.4	-	-	-	-	-	0.4
Capital expenditure	9.9	12.7	23.7	11.9	11.3	-	69.6
Depreciation & amortization	10.9	17.4	15.7	8.0	4.1	-	56.0
Non-cash expenses (income) other than	(2.9)	3.2	4.0	(3.6)	3.5	-	4.2
Impairment losses (reversal of impairment losses)	1.2	(1.8)	2.1	1.3	(1.6)	-	1.2

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Note 6: Non-recurring results and IAS 39 impact included in the results of continued operations

Impact of IAS 39 and non-recurring elements (in million €)	Continuing	recurring	of which: non-recurring	IAS 39 effect
H1 2006				
Profit from operations	150.8	151.7	4.3	(5.3)
of which income from other financial investments	12.5	0.7	11.8	-
Result of companies accounted for using the equity method	14.8	18.3	-	(3.5)
EBIT	165.5	170.0	4.3	(8.8)
Finance cost	(25.9)	(21.1)	-	(4.8)
Tax	(18.2)	(26.4)	2.7	5.4
Net result	121.4	122.6	7.0	(8.1)
of which minority share	3.3	3.3	(0.2)	0.2
of which Group share	118.1	119.2	7.2	(8.3)
H2 2006				
Profit from operations	130.7	139.3	(8.3)	(0.3)
of which income from other financial investments	(1.4)	0.7	(2.1)	-
Result of companies accounted for using the equity method	17.4	19.8	(5.3)	2.9
EBIT	148.1	159.1	(13.6)	2.6
Finance cost	(17.8)	(20.3)	-	2.5
Tax	(31.5)	(38.0)	7.2	(0.7)
Net result	98.7	100.8	(6.4)	4.4
of which minority share	1.6	1.8	-	(0.2)
of which Group share	97.2	99.0	(6.4)	4.6
H1 2007				
Profit from operations	219.1	187.2	18.8	13.0
of which income from other financial investments	26.5	(0.2)	26.7	-
Result of companies accounted for using the equity method	12.8	11.8	0.6	0.4
EBIT	231.9	199.0	19.4	13.5
Finance cost	(21.8)	(21.8)	-	-
Tax	(50.8)	(50.0)	3.2	(4.0)
Net result	159.3	127.2	22.6	9.4
of which minority share	6.9	6.7	-	0.2
of which Group share	152.4	120.5	22.6	9.3

The non-recurring results pre-tax were € 19.4 million. The main positive effect is at corporate level, where capital gains were registered from the sale of financial assets: a € 15.9 million gain was realised from the sale of Cumerio shares and € 10.8 million from the sale of NYMEX shares (these shares were created as a result of the transfer of NYMEX seats into shares in 2006).

Income of € 2.0 million was generated from additional gold-price-related settlements linked to the sale of the gold mining concession in Guinea by Umicore in 1992. This total comprises the changes in the estimated present value of potential income from this source (an embedded derivative under IFRS rules) for € -3.3 million and actual recognized income for € 5.3 million.

Impairments and provisions for relocation and rehabilitation liabilities were booked: € -5.4 million for the planned closure of the Guarulhos plant in Brazil and € -1.6 million for the consolidation of the Technical Materials operations in the US.

Other non recurring items totalled € -2.3 million.

The IAS 39 impact pre-tax was € 13.5 million. This includes € 13 million non-cash timing differences in revenue recognition in case of non-application of hedge accounting to transactional hedges, which implies that hedged items can no longer be measured at fair value. It also covers € 0.4 million impact related to structural hedges at Element Six Abrasives, where the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurrence of the underlying forecasted or committed transactions.

Note 7: Share-based payments

A charge of € 5.2 million was recognised in the income statement in respect of stock options granted to senior executives of the company in 2007.

Note 8: Financial instruments

Cash flow hedges

In line with the Group's financial risk management, additional metal cash flow hedges and related foreign exchange hedges were concluded in the course of the semester primarily covering structural exposure of the continued Zinc Specialty activities to the zinc price in 2009.

Of the € 17 million net change on the fair value cash flow hedge reserves, the entire amount originates from fully consolidated companies. The € 17 million from fully consolidated companies consist of € 15.2 million on forward commodity contracts (predominantly zinc), € 1 million on forward currency contracts (predominantly Euro-USD) and € 0.8 million on forward interest rate swap contracts.

Embedded derivative

In 2006 a contractual situation became active whereby variable price adjustments (embedded derivative) occur on the sale (host contract) in 1992 of the participation and loans of Aurifère de Guinée, a gold mining concession in Guinea. The changes in the estimated present value of potential income from this source amounted to € -3.3 million.

Note 9: Shares

During the period, 97,250 new shares were created as a result of the exercise of stock options with linked subscriptions rights.

Of the 660,852 own shares held at the end of 2006, 11,750 shares were used for the 2007 employee free share program and 78,685 shares were used to honour the exercise of stock options during the period. During the same period Umicore also bought back 150,000 of its own shares. On 30 June 2007 Umicore owned 720,417 of its own shares, representing 2.76% of the total number of shares in issue at that date.

Note 10: Events after the balance sheet date

Umicore announced on 9 August that it was declared the winning bidder in the auction for the automotive catalyst business of Delphi Corporation. The transaction received bankruptcy court approval at a hearing on 16 August and the acquisition is anticipated to be completed by the end of September. Regulatory clearance for the transaction has already been received.

Umicore agreed to a revised purchase price for the business of USD 75 million, an increase of USD 19.4 million over its original offer of USD 55.6 million. Aside from the purchase price all other terms and conditions of the original offer remained unchanged. As part of the transaction, Umicore will acquire manufacturing and research facilities in Tulsa (Oklahoma, USA), Florange (France) and Port Elizabeth (South Africa). Umicore will also acquire working capital of approximately USD 80 million, a complete customer book and intellectual property portfolio (more than 70 patents), as well as business activities and certain assets in China, Australia, Mexico and India. Existing test programs will continue to run in Bascharage (Luxemburg) and Flint (Michigan, US) under service agreements.

The metal cash flow hedges and related foreign exchange hedges covering structural exposure of the discontinued zinc smelting and alloying business after 1 September 2007 have been repurchased by Umicore SA from Umicore Zinc Alloys Belgium SA at its market value as of 1 August 2007. At the moment of the effective disposal of these activities, the fair value reserve will be recycled to the income statement of Umicore. The fair value cash flow reserve in respect of the repurchased hedges amounted to € 95.8 million as at 30 June 2007.

Note 11: Discontinued operations

Umicore and Zinifex announced on 23 April that they have signed a binding Business Combination and Shareholders' Agreement (BCSA) to combine their respective zinc smelting and alloying businesses. The combined businesses will be called Nyrstar and will be the world's pre-eminent zinc metal producer with operations on four continents, producing some 1.2 million tonnes of zinc and zinc alloys per year and employing some 4,500 people.

Following assessment of the relevant criteria under IFRS 5 by management and the Board at the end of June, the net profit of the Umicore Zinc Alloys activities and of Padaeng are reported in the consolidated statements of Umicore as 'discontinued operations' as of end June 2007. More detailed elements of the financial statements of the discontinued operations have been prepared below in accordance with IFRS 5.

Condensed income statement of the discontinued operations (in thousand €)	H1 2006	H2 2006	H1 2007
Operating income	516,157	579,647	808,470
Operating expenses	(534,957)	(604,069)	(756,407)
Income from other financial assets	-	4	-
Result from operating activities	(18,800)	(24,418)	52,063
Finance cost - Net	(173)	(4,582)	(5,886)
Share in result of companies accounted for using the equity method	10,399	7,141	6,295
Profit (loss) before income tax	(8,574)	(21,859)	52,472
Income taxes	(1,395)	12,424	(13,713)
Profit (loss) of the period	(9,969)	(9,435)	38,759
of which minority share	236	(562)	693
of which Group share	(10,205)	(8,873)	38,066

Condensed balance sheet of the discontinued operations (in thousand €)	H1 2007
Non-current assets	264,077
Current assets	634,238
Total assets	898,315
Currency translation differences and other reserves	(91,704)
Non-current liabilities	79,715
Current liabilities	589,733
Total equity & liabilities	577,744

Condensed cashflow statement of the discontinued operations (in thousand €)	H1 2007
Net cash flow generated by (used in) operating activities	19,809
Net cash flow generated by (used in) investing activities	(11,200)
Net cash flow generated by (used in) financing activities	36,800
Effect of exchange rate fluctuations on cash held	(10)
Total net cash flow	45,399
Net cash and cash equivalents at the beginning of the period	49,545
Net cash and cash equivalents at the end of the period	94,944
of which cash and cash equivalents	95,311
of which bank overdrafts	(367)

Note 12: IFRS developments

The following new standards, amendments to standards and interpretations are mandatory for financial year ending 31 December 2007:

- IFRS 7, "Financial Instruments: Disclosures" effective for annual periods beginning on or after 1 January 2007;
- IAS 1, "Amendments to capital disclosures";
- IFRIC 7, "Applying the Restatement Approach under IAS 29";
- IFRIC 8, "Scope of IFRS 2";
- IFRIC 9, "Reassessment of Embedded Derivatives";
- IFRIC 10, "Interim Financial Reporting and Impairment".

The following new standards and interpretations issued but not yet effective in 2007 have not been early applied by the Group:

- IFRS 8, "Operating Segments" (applicable for accounting years beginning on or after 1 January 2009) (not yet endorsed by the EU);
- Amendment to IAS 23, "Borrowing costs" (applicable for accounting years beginning on or after 1 January 2009) (not yet endorsed by the EU);
- IFRIC 11, "Group and Treasury Share Transactions" (applicable for accounting years beginning on or after 1 March 2007)(endorsed by the EU);
- IFRIC 12, "Service Concession Arrangements" (applicable for accounting years beginning on or after 1 January 2008) (not yet endorsed by the EU);
- IFRIC 13, Customer Loyalty Programs (applicable for accounting years beginning on or after 1 July 2008) (not yet endorsed by the EU);
- IFRIC 14 - IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction' (applicable for accounting years beginning on or after 1 January 2008) (not yet endorsed by the EU).

The management is currently assessing the impact of these new standards and amendments on the Group's operations.

Note 13: Contingencies, accounting estimates and adjusting events

There were no changes in contingencies, accounting estimates and no adjusting or non-adjusting events arose between the balance sheet date and the date at which the interim condensed financial statements were authorized for issue.

umicore

Statutory auditor's review report of the half-yearly condensed consolidated financial statements as of and for the six month period ended 30 June 2007

We have reviewed the condensed consolidated balance sheet of Umicore and its subsidiaries, as of 30 June 2007 and the related condensed consolidated statements of income, cash flows and recognized income and expenses for the six month period then ended, set forth on pages 18 to 31. These half-yearly condensed consolidated financial statements have been prepared under the responsibility of the Board of Directors of Umicore, in accordance with IAS 34 "Interim Financial Reporting" as adopted by the European Union.

We performed our review in connection with the half-yearly information to be published by Umicore. In conformity with the recommendation of the Belgian Institute of Company Auditors related to reviews, our review involved principally analysis, comparison and discussion of the financial information and, accordingly, was less extensive in scope than an audit of the half-yearly condensed consolidated financial statements. Our review did not reveal any significant matters requiring correction of the half-yearly condensed consolidated financial statements for them to have been properly prepared, in all material respects, in accordance with the IAS 34 "Interim Financial Reporting" as adopted by the European Union.

22 August 2007

PricewaterhouseCoopers Bedrijfsrevisoren / Reviseurs d'Entreprises

Represented by:

Raf Vander Stichele

Bedrijfsrevisor

Glossary – Financial definitions

EBIT	Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.
Non-recurring EBIT	Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Metal inventory write-downs are part of the non-recurring EBIT of the business groups.
Recurring EBIT	EBIT – non-recurring EBIT – IAS 39 effect.
Recurring EBIT margin	Recurring EBIT of fully consolidated companies / revenues excluding metals.
IAS 39 effect	Non-cash timing differences in revenue recognition in case of non-application of or non-possibility of obtaining IAS hedge accounting to: a) Transactional hedges, which implies that hedged items can no longer be measured at fair value, or b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions, or c) Derivatives embedded in executory contracts , which implies that the change in fair value on the embedded derivatives must be recognized in the income statement as opposed to the executory component where the fair value change in the income statement cannot be recognized.
EBITDA	EBIT + [depreciation & amortization + non-cash expenses other than depreciation (i.e. increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/– IAS 39 effect] of fully consolidated companies.
Revenues (excluding metal)	All revenue elements – value of purchased metals.
Return on Capital Employed (ROCE)	Recurring EBIT / average capital employed.
Capital employed	Total equity (excluding fair value reserves) + net financial debt + provisions for employee benefits – deferred tax assets and liabilities – IAS 39 impact.
Capital expenditure	Capitalized investments in tangible and intangible assets.
Cash-flow before financing	Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities.
Net financial debt	Non current financial debt + current financial debt – cash and cash equivalents – loans granted in a non-operating context.
Recurring effective tax rate	Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.
EPS	Earnings per share for equity holders.
EPS, basic	Net earnings, Group share / average number of outstanding shares – treasury shares.

umicore

EPS, diluted	Net earnings, Group share / (average number of outstanding shares – treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).
EPS adjusted, basic	Net recurring earnings, Group share / total number of outstanding shares – treasury shares.
EPS adjusted, diluted	Net recurring earnings, Group share / (average number of outstanding shares – treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).
NPAT	Net consolidated profit, Group share, without discontinued operations.

The above financial definitions relate to non-IFRS performance indicators except for 'EPS, basic' and 'EPS, diluted'.

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.2 billion (€ 1.7 billion excluding metal) in 2006 and currently employs some 14,000 people.

An analysts' conference call and presentation will be held today at 09h30 CET in Brussels, followed by a press conference at 11h00 CET. The presentation material relating to the results, together with access details for the analysts' conference call and replay can be accessed via www.investorrelations.umicore.com as from today, 23 August 2007.



PRESS RELEASE

Nyrstar completes transfer of zinc and lead smelting assets from Umicore and Zinifex

Creation of world's largest zinc metal producer and a major lead producer

Production of over one million tonnes of zinc per year

3 September 2007, Brussels, Belgium. Nyrstar today announced that as of 31 August 2007 it had taken ownership of the zinc and lead smelting and alloying assets of Umicore and Zinifex, thereby formally launching the company and creating the world's largest zinc producer.

Incorporated in Belgium and headquartered in London, Nyrstar has wholly owned operations in Australia, Belgium, France, the Netherlands and the USA and joint ventures in Australia, China and France as well as a 24.9% interest in Padaeng Industry Public Company Limited in Thailand. Nyrstar's shareholders, Umicore and Zinifex, have contributed approximately 40% and 60%, respectively, of the relative value of Nyrstar's assets. However, on 31 August 2007, Nyrstar was structured on an equal ownership basis with an appropriate equalisation payment to be made to Zinifex from debt raised by Nyrstar.

With operations across four continents and more than 4,000 employees, Nyrstar produced over one million tonnes of zinc and zinc alloys in 2006 on a pro forma basis, equivalent to 10.1% of the global market (source: Brook Hunt[1]). Furthermore, Nyrstar is also one of the largest primary lead smelting and refining companies in the world.

The creation of Nyrstar brings together assets that will produce greater competitive strengths in zinc and zinc alloy markets than as separate businesses, and creates an opportunity to become the industry leader.

Nyrstar's zinc is used primarily in steel galvanising and die-casting, while the lead is used primarily in the production of lead acid batteries. Other valuable by-products include copper, gold and indium, along with significant quantities of refined silver.

Board of Directors and Executive Management Committee

Currently, the members of Nyrstar's Board of Directors are as follows:

- Julien De Wilde, former CEO of Bekaert, non-Executive Director, Chairman
- Karel Vinck, Chairman of Umicore, non-Executive Director
- Peter Mansell, Chairman of Zinifex, non-Executive Director
- Paul Fowler, formerly Chief Operating Officer of Zinifex, Chief Executive Officer and Executive Director

[1] Brook Hunt & Associates Ltd. is an international strategic analyst to the metal industries and markets.



- Martine Verluyten, Chief Financial Officer of Umicore, non-Executive Director
- Anthony Barnes, Acting Chief Executive Officer of Zinifex, non-Executive Director.

Heinz Eigner, formerly Controller of the Zinc Specialties business group at Umicore, is Nyrstar's Chief Financial Officer.

Future changes to the board and the executive management will be communicated in due course.

Comment

Commenting on the launch of Nyrstar, Chief Executive Officer, Paul Fowler, said:

"Today marks the birth of Nyrstar, the world's largest zinc producer. With a global presence, sophisticated operations and high quality products, we are well positioned to benefit from increased economies of scale and synergies across our asset base. As the largest producer of zinc in the world, we expect to play a leading role in the development of the industry, including helping to consolidate the currently fragmented zinc industry."

Julien De Wilde, Chairman of Nyrstar, said:

"The creation of Nyrstar builds on the long heritage of zinc production in Belgium and combines it with high quality assets from Australia and around the world. Our very experienced and skilled team, combined with our extensive asset base, means that we are in an excellent position to realise the potential of the global zinc market."

For further information

Nyrstar	**Tel**	**E-mail**
Jan Altink	+44 20 7408 8119	jan.altink@nyrstar.com
Head of Communications	+44 7912 269 483	
Capital MS&L	+44 20 7307 5330	
Steffan Williams	+44 7767 345 563	steffan.williams@capitalmsl.com
Claire Maloney	+44 7770 958 479	claire.maloney@capitalmsl.com
Jennifer Martin	+44 7841 401 304	jennifer.martin@capitalmsl.com
Interel (Belgium)		
Jan Van Heuverswyn	+32 475 370 338	jvh@interel.eu



About Nyrstar:

Nyrstar is the world's largest zinc metal producer with operations on four continents and employs more than 4,000 people. Nyrstar produced over one million tonnes of zinc and zinc alloys on a pro forma basis in 2006, and is also one of the world's largest primary lead smelting and refining companies. Other valuable by-products include copper, gold and indium, along with significant quantities of refined silver.

Incorporated in Belgium and headquartered in London, Nyrstar has wholly owned operations in Australia, Belgium, France, the Netherlands and the USA and joint ventures in Australia, China and France as well as a 24.9% interest in Padaeng Industry Public Company Limited in Thailand. Nyrstar's shareholders, Umicore and Zinifex, have contributed approximately 40% and 60%, respectively, of the relative value of Nyrstar's assets. However, on 31 August 2007, Nyrstar was structured on an equal ownership basis with an appropriate equalisation payment to be made to Zinifex from debt raised by Nyrstar.

Background

Umicore and Zinifex announced on 23 April 2007 that they had signed a binding Business Combination and Shareholders' Agreement to combine their respective zinc and lead smelting and alloying businesses. As a result, their zinc and lead smelting and alloying assets were acquired by Nyrstar on 31 August 2007, thereby formally launching the company.

Nyrstar's operations include zinc and lead smelters previously owned and operated by Zinifex and Umicore including Hobart (Australia), Port Pirie (Australia), Budel (The Netherlands), Clarksville (United States), Balen (Belgium), Overpelt (Belgium) and Auby (France). Nyrstar also fully owns the GM-Metal zinc reprocessing and recycling operation in France and has significant shareholdings in the joint ventures of Galva 45 (zinc galvanising in France), ARA (lead acid battery recycling in Australia), Genesis Alloys (zinc alloying in China), Umicore Yunnan Zinc Alloys (zinc smelting in China)[2] and Föhl China (die-casting in China)[3] and owns a 24.9% interest in Padaeng Industry Public Company Limited (zinc smelting and mine in Thailand).

Zinc smelting is the process of recovering and refining zinc out of feed material such as zinc concentrates or zinc oxides. All of Nyrstar's smelters use an electrolytic process, also called the Roast-Leach-Electrowin ("RLE") process, which, as compared to alternative production processes, is generally more energy efficient, has higher recovery rates and is easier to automate.

Nyrstar is primarily focused on zinc and lead smelting, and most of its gross profit is generated through the margin it receives from transforming a mining company's zinc or lead concentrate into refined, commodity grade metal.

Nyrstar produces a range of premium products, including value-added alloys, which enable it to earn a premium over the commodity metal price and to differentiate its product offering on the basis of high level of service and high quality.

[2] Subject to approval by the Chinese Government
[3] Subject to approval by the joint venture partner and the Chinese Government



Environment, Health and Safety

Nyrstar is dedicated to achieving leading practices in terms of its environment, health and safety (EHS) performance. Wherever it operates facilities, it holds the health and safety of its employees and the protection of the environment to be core values.

One of Nyrstar's objectives is to minimise the environmental impact of both its production processes and products. Nyrstar intends to continue Umicore and Zinifex's publicly stated commitments to sustainability and environmental management.

Nyrstar's primary objective is to conduct its operations in compliance with all relevant environmental regulations, licences and legislation. Nyrstar intends to apply similar standards to all assets, wherever they are located, with the aim of minimising any harm to people and the environment. Nyrstar's site environmental management systems are externally certified to ISO14001 to ensure appropriate focus and integration of environmental issues in its business.

Safety is a core value of Nyrstar and it is committed to achieving an incident free workplace and has a goal of zero injuries. The health of employees and that of the members of the communities around its sites are also very important to Nyrstar. Nyrstar is committed to continuing established safety and health policies, programmes and processes that have resulted in a significant improvement in injury statistics in recent years.

Management biographies

As most of the management team has been drawn from Umicore and Zinifex and have previously held senior management positions at those companies, they have a high degree of familiarity with the assets and with the broader zinc and lead industries. Furthermore, the management team has overseen a period of significant improvement in the performance of these assets and has a proven track record of technical innovation and of realising efficiency and performance improvements.

Julien De Wilde, Non-Executive Director, Chairman

Julien has built his career in the petrochemicals, telecommunication equipment and steel products sectors. He worked at senior management level with Texaco and was a member of Texaco's European Management Board. He subsequently occupied senior positions with Alcatel and was appointed to Alcatel's Executive Committee. Julien was appointed as CEO of Bekaert in 2002 and occupied the position until 2006. Bekaert is a European based advanced metal transformation, materials and coatings company. Julien has extensive experience of working in various regions including Europe, North and South America and China.

Paul Fowler, Director, Chief Executive Officer

Paul has had an extensive career in the minerals and petrochemical sectors. He worked in various senior management positions for British Petroleum (BP) for 15 years. During this time he oversaw BP's gold mining operations in North America, managed the worldwide Mergers and Acquisitions team for the BP Group, headed the Refining and Supply operations of BP for Australasia, and occupied the role of Chief of Staff for the CEO of the BP Group in London. His final position with BP was as Senior Vice President, Refining and Marketing for BP; North American operations. Paul subsequently became CEO of Fletcher Challenge Forests in Auckland where he managed an international portfolio of forest assets. In 2002 Paul moved to Melbourne as one of the team of executives recruited to bring



the assets of Pasminco out of administration. In 2004 Zinifex purchased these assets and Paul was until recently the Chief Operating Officer of the company.

Heinz Eigner, Chief Financial Officer

Heinz worked for Honeywell from 1987 until 2002, where he occupied several positions in Germany, Switzerland and the United States. From 2000 to 2002, Heinz Eigner was Controller Enterprise Service Solutions - Central Europe. He joined Umicore in 2002 as Vice-President, Business Group Controller Automotive Catalysts and became Vice-President Business Group Controller Zinc Specialties in 2006.

About zinc

Fully recyclable, zinc is an essential part of daily life. Its protective qualities guard against steel corrosion in the cars and buildings we rely on. In its mineral form, it plays a crucial role in more than 300 enzymes in the human body and provides a better resistance against germs. Growth in the world's mature economies recovered in 2006, particularly in Europe, which coupled with continued strong growth in China and elsewhere in the developing world led to a 5.3% increase in global zinc consumption to 11.2 million tonnes (source: Brook Hunt).

Its primary uses are (source: Brook Hunt):

- Galvanising steel to prevent corrosion, which accounted for 48% of global zinc usage in 2006.
- Making brass, a copper-zinc alloy (typically 65% copper, 35% zinc), which can be cast, forged, formed into sheet, wire and rod, and, because of its high tensile and yield strength, brass is machinable, thereby making it suitable for complex shapes. Brass accounted for 17% of total demand in 2006.
- Die-casting, or the forcing of molten metal under high pressure into molds or dies, is another high value first-use market, accounting for 11% of zinc usage in 2006. Die-casting uses speciality zinc alloys.
- Zinc oxides and chemicals accounted for 10% of zinc consumption in 2006. The principal use for zinc oxide is the vulcanisation of rubber, principally in tyres.
- Manufacturing of rolled and extruded products accounted for 10% of zinc consumption in 2006. In France and Germany, zinc sheet is a traditional roofing and cladding material. In the United States and other countries, zinc sheet is used in coinage. In India and China, zinc sheet is used for the casings of dry cell batteries.

In 2006, the largest end-use sectors for global zinc consumption were (source: Brook Hunt):

- Construction, which accounted for 45%, with the non-residential construction sector being particularly zinc intensive.
- The transport sector accounted for 25%, with the automotive industry by far the largest consumer.
- Consumer and industrial use, which both accounted for 10%.

umicore

Press-release 03 September 2007

Umicore completes transfer of zinc smelting and alloying business to Nyrstar

World's largest zinc producer is born

Umicore announced on 3 September that, as of 31 August 2007, it had completed the transfer of its zinc smelting and alloying assets to Nyrstar, thereby formally launching the joint-venture with Zinifex and creating the world's largest zinc producer.

Nyrstar was created by Umicore and Zinifex on 23 April 2007 [1]. It is incorporated in Belgium and headquartered in London. Nyrstar has wholly owned operations in Australia, Belgium, France, the Netherlands and the USA and joint ventures in Australia, China and France as well as a 24.9% interest in Padaeng Industry Public Company Limited in Thailand. Nyrstar's shareholders, Umicore and Zinifex, have contributed approximately 40% and 60%, respectively, of the relative value of Nyrstar's assets. Nyrstar is, however, structured on an equal ownership basis, with Umicore and Zinifex each owning 50% of the shares of the company and holding equal voting rights, with an appropriate equalisation arrangement to be implemented at a future point.

This development marks another step in Umicore's transformation as a materials technology company. It remains the intention of both Umicore and Zinifex to undertake an initial public offering of shares in Nyrstar at an appropriate time.

For more information, please read the attached Nyrstar statement which can also be viewed at www.nyrstar.com

[1] For background information please see the press release on 23 April 2007 and also the press release of 12 December 2006 announcing the initial agreement to create the joint venture.

n.v. Umicore s.a.
Corporate Communication

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For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.2 billion (€ 1.7 billion excluding metal) in 2006 and currently employs some 14,000 people.

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